Exhibit 1

September 11, 2018

Glenn J. Krevlin

600 Fifth Avenue, 11 FL

New York, NY 10020

Corporate Secretary

Destination XL Group, Inc.

555 Turnpike Street

Canton, MA 02021

To the Board of Directors:

I have had an equity interest in Destination XL Group Inc. (“DXLG” or the “Company”) since 2001, actively listening to nearly every earnings call and meeting with management many times over the years. I also participated in the evolution of the Company while a portfolio manager at Glenhill Capital, where we invested in the capital raise to finance the acquisition of Casual Male. During my tenure at Glenhill Capital, we were one of the largest shareholders of the Company until we began winding down operations in June of this year. Today, I along with family members own about 4.1 million shares of the Company.

I have followed the retail sector since 1989. While running Glenhill Capital, I served on the Board of Directors of Restoration Hardware from 2001-2012. My firm participated in the transaction to take this company private and, after a successful reorganization, the company went public again in 2012. I was also the largest shareholder of Design Within Reach, a modern furniture retailer, from July 2009 till it was sold to Herman Miller in July 2015. While a shareholder of Design Within Reach, I served as Interim Chairman and CEO and played an active role in hiring a new management team and a turnaround strategy. I was asked to continue serving on the Board of Directors after the sale, which I currently do.

Given my experience, I believe that I am quite knowledgeable with the history and current state of the DXLG’s business. I have previously expressed an interest in joining the Board of Directors of the Company in June of this year, and subsequently had conversations with Will Mesdag, who was open to the idea along with two other members of the board – John Kyees and Mitchell Presser. I am writing today to affirm my interest in joining the Board of Directors and would like to establish a timetable to discuss my qualifications with the Board of Directors.

The Company announced the retirement of David Levin on March 23, 2018 and a significant amount of time has lapsed without a conclusion. This may speak to difficulties of finding any suitable successor or possible other issues. I believe that I can add considerable value to the vetting process for a new CEO. The Company’s financial record over the last ten years has been disappointing and, in my opinion, there have been questionable decisions in capital allocation, leverage, pace of expansion, and advertising strategies. The choice for a new CEO is critically important for value creation and the future of the Company. Six months have passed and this decision should no longer be minimized.

l remain available to continue a constructive dialogue with the Company and the Board, and to support the timely and diligent pursuit of value in any way we reasonably can.

Best,

/s/ Glenn J. Krevlin